UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIO FINANICAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 FIFTH AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARC PALEY _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AXIO FINANICAL LLC _____, as
of DECEMBER 31 _____, 20 2019 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


IAN SHAINBROWN
Notary Public - State of New York
NO. 02SH6361044
Qualified in New York County
My Commission Expires Jul 3, 2021

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIO FINANCIAL LLC

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2019

AXIO FINANCIAL LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of AXIO Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AXIO Financial LLC ("the Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2002.

New York, New York
February 28, 2020

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 · F: 212.755.6748 · GRASSICPAS.COM
JERICHO, NY | PARK RIDGE, NJ | RONKONKOMA, NY | WHITE PLAINS, NY

MOORE

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

AXIO FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	91,984
Fees receivable		893,484
Securities, at fair value		6,665,950
Due from clearing broker		211,909
Deposit at clearing broker		100,000
Property and equipment, net		755,757
Right of use asset		652,745
Prepaid expenses		225,487
TOTAL ASSETS	$	9,597,316

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to clearing broker	$	3,417,210
Securities sold short, at fair value		68,921
Due to parent		626,000
Accounts payable		577,097
Accrued expenses		604,355
Lease liability		671,846
TOTAL LIABILITIES		5,965,429
MEMBER'S EQUITY		3,631,887
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,597,316

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Organization</u>

AXIO Financial LLC (the "Company" or "AXIO"), formerly known as Scura Paley Securities LLC, is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AXIO was founded in December 2001 under the laws of the State of Delaware, and is wholly owned by AXIO Group LLC ("Parent"). AXIO primarily engages in the marketing of investment products to broker-dealers and registered investment advisers, and in proprietary and riskless trading of debt securities. AXIO also engages in investment banking and related financial advisory services on a limited basis. AXIO maintained a fully disclosed clearing agreement with RBC Capital Markets, LLC ("RBC") and does not maintain or hold customer accounts. The Company operates out of five offices, located in New York City, Toronto, Florida, Texas and California.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Fair Value of Financial Instruments</u>

Financial Accounting standards Board ("FASB") Accounting Standards Codification ("ASB") ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Valuation of Investments (continued)

As of December 31, 2019, other than securities owned and securities sold short, there were no other assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker, due from employees and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2019.

The Company prices financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market; If no transaction occur that day, transactions in similar securities, treasury curve, yield curve changes and pricing available from Bloomberg or other vendors as appropriate.

The following table shows the major categories of investments measured at fair value at December 31, 2019, grouped by the fair value hierarchy:

Securities owned at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other obseravable inputs	Balance as of 12/31/19
Corporate bonds	$ -	$ 6,665,950	$ 6,665,950
	$ -	$ 6,665,950	$ 6,665,950

Securities short at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Balance as of 12/31/19
Corporate bonds	$ -	$ 68,921	$ 68,921
	$ -	$ 68,921	$ 68,921

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	Lease term
Computer equipment	3 years
Internally developed software	3 years

Note 2 - Summary of Significant Accounting Policies (continuing)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016. The years 2016 to 2018 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standard Update (ASU) 2016-02, "*Leases (Topic 842)*". This update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial condition and disclosing key information about leasing arrangement for U.S. GAAP. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This ASU is effective for the Company on January 1, 2019.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $1,248,637, which exceeded its requirement of $121,770 by $1,126,867. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was 0.15 to 1.

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii)of the Rule.

Note 5 -   Due from/to Clearing Broker

The Company clears all of its proprietary and customer transactions trades through RBC on a fully disclosed basis. For this service, RBC receives a percentage of the gross commission on each transaction. At December 31, 2019, the Company had $311,909 receivable from RBC. In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with it acting as an agent of, or providing services to, the Company. The Company has $6,665,950 in long term debt securities and $68,921 in one short term debt security at RBC. The firm buys the bonds from initial and secondary offerings and sells them in the market. The Company margins securities through RBC, which are collateralized by the Company's proprietary trading securities. As of December 31, 2019, the Company has $3,417,210 of margin borrowings with RBC. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements, and as such, has not recorded any contingent liability in the financial statement for this indemnification.

Note 6 -   Property and Equipment

Property and equipment, net at December 31, 2019 are summarized as follows:

Furniture and fixtures	$ 85,092
Computer equipment	171,077
Internally developed software	713,171
Leasehold improvements	59,491
	1,028,831
Less: Accumulated depreciation and amortization	273,074
	$ 755,757

Note 7 - Related Party Transactions

One of the primary owners of the Parent has a financial interest in an entity that provides sales and administrative services to the Company. The Company reimburses this affiliated entity for the costs of these services on a monthly basis. The Company also shares office space with another affiliated entity that reimburses the Company for its share of the office expenses.

Note 8 - Due to Parent

The Company borrows money from its Parent to fund operations. The Company is not charged interest on the outstanding borrowings and the borrowings are not subject to a specified repayment date.

Note 9 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City and Delray Beach, Florida. The current lease in New York City runs through February 2021, and the lease in Delray Beach, Florida runs through March 2023. Both leases were determined to be an operating type lease. The Company does not have any other lease or finance lease arrangements.

In accordance with FASB ("ASU") 2016-02, *Leases (Topic 842)* the Company classified these leases as operating leases and have no other short-term leases. The leases do not contain renewal options but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2019 for the right of use asset of $652,745, offset by lease liabilities of $671,846. The cost for the operating lease was $432,280 for the twelve months ended December 31, 2019 and operating cash flow paid for lease liabilities during the same period was $442,680. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 5.50%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2019, is as follows:

Year Ending December 31,	Lease		Less Discount Amount		Total Lease Liability	
2020	$	467,813	$	25,990	$	441,823
2021		142,629		7,777		134,852
2022		78,855		3,362		75,493
2023		19,858		180		19,678
	$	709,155	$	37,309	$	671,846

Note 10 - Internally Developed Software

During the second quarter of fiscal 2019, the Company began the implementation of a new software system. The Company recorded costs related to the software implementation pursuant to FASB ASC 350-40, *Internal-Use Software* ("FASB ASC 350-40"). FASB ASC 350-40 provides for the capitalization of certain internal payroll and payroll-related costs and other costs that are directly related to the development of certain systems for the internal use of the Company. All costs that are not capitalized under FASB ASC 350-40 are recorded as an operating expense as incurred.

As of December 31, 2019, approximately $713,171 of costs related to the software implementation project was capitalized. During the third quarter of fiscal 2019, the software was put into service and will be amortized over three years.

Note 11 - Navian Capital, LLC Asset Purchase

On April 22, 2019, the Parent entered into an asset purchase agreement with Navian Capital, LLC ("Navian"). Pursuant to the terms of the agreement, the Parent paid $2,250,000 to Navian on May 15, 2019 in exchange for certain assets of Navian. Simultaneous with the closing of the transaction, the Parent assigned to the Company the right to use and benefit from such assets.

Note 12 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through February 28, 2020, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.